Exhibit 99.5

Engine Gaming & Media, Inc. Reports First Quarter Fiscal Year 2022 Financial Results

FY Q1’2022 Revenue of $14.3 million, up from $7.5 million in FY Q1’2021, an increase of 92% YoY

Sequential Quarterly revenue growth of 22% from $11.8 million in FY Q4’2021 to $14.3 million in FY Q1’2022

Cash position of $9.7 million with another $10.1 million in receivables

NEW YORK, January 13, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports social gaming, influencer marketing, and next-generation media solutions company, today announced results for its first quarter of fiscal year 2022 ended November 30, 2021. All amounts are stated in US dollars unless otherwise indicated.

Total revenue for FY Q1’2022 was $14.3 million, up from $7.5 million in FY Q1’2021, an increase of 92% YoY, and 22% higher than sequential FY Q4’2021 of $11.8 million.

For the 1st quarter ended November 30, 2021, Net loss was $(1.3) million, a decrease in loss of $4.7 million from FY Q1’2021 Net loss of $(6.0) million.

For the 1st quarter ended November 30, 2021, Adjusted EBITDA was $(5.0) million, an increase in loss of $100 thousand from FY Q1’2021 Adjusted EBITDA of $(4.9) million.

The Company had cash of $9.7 million and $10.1 million in receivables as of November 30, 2021. In addition, the Company had working capital surplus of $3.2 million after excluding non-cash warrant liability and arbitration reserve.

Key segment revenue growth that contributed to the strong revenue performance:

●	Software-as-a-Service: SaaS revenue for FY Q1’22 was $2.1 million, up from $1.4 million in FY Q1’21, an increase of 45% YoY and, 7% higher than sequential FY Q4’21 of $2.0 million.

●	Advertising: Advertising revenue for FY Q1’22 was $10.0 million. Advertising revenues grew 84% YoY, with FY Q1’21 revenues of $5.5 million and 14% quarter-over-quarter, with FY Q4’21 revenues of $8.8 million.

●	Games Development: Game development revenues for FY Q1’22 was $2.1 million. Game development revenues grew 320% YoY, with FY Q1’21 revenues of $0.5M and 157% quarter-over-quarter, with FY Q4’21 revenues of $0.8 million.

Lou Schwartz, Chief Executive Officer of Engine, stated, “We are extremely gratified by the very significant revenue growth we have created throughout the Company. The continued significant year over year and quarter over quarter revenue growth, almost doubling from a year earlier, and almost all organic, is a real testament to the Engine teams’ efforts in driving the business forward on an accelerated basis”.

Tom Rogers, Executive Chairman of the Company added, “As social engagement increasingly defines both video game interaction and digital marketing innovation, our collection of assets continues to bring increasing focus of that attribute to the fore. Winview, UMG, Eden, Stream Hatchet and Sideqik all continue to differentiate their offerings relative to social gaming and marketing. With our continued, significant revenue growth, and investment in product enhancements to sustain that growth, in the course of one-year we have begun to show what the Engine assets are capable of representing in terms of substantially enhanced asset value. We believe with our plans for sustainable cash infusion, as the businesses begin to move toward profitability, the market will recognize the substantial opportunity for appreciation as the Engine “revs.”

Recent highlights from the Company’s operating businesses include:

●	Frankly Media - Frankly Media renewed its digital media agreement with its largest radio station operator that serves hundreds of owned and operated stations delivering premium content to over a quarter billion people each month. In addition, Frankly renewed its advertising representation agreement with Westwood One, which offers nationally syndicated sports, news and entertainment content to more than 250 million monthly listeners across an audio network of over 7,000+ affiliated broadcast radio stations and media partners. Lastly, advertising CPMs and RPMs increased by 25% and 75% respectively year-over-year

●	Sideqik - Sideqik’s leading influencer marketing and social commerce platform continues to scale, signing a multi-year extension with leading gaming hardware brand HyperX, recently acquired by HP, as well as onboarding global apparel leader Nike and multinational computer and phone hardware company ASUS to its long list of partners and clients.

●	Stream Hatchet - Stream Hatchet released its new sponsorship measurement technology, which contextualizes brand activations instream, providing partners tools to track, measure, and optimize activations within live-streaming environments, such as logo impressions on platforms like YouTube and Twitch. A major esports and AAA game publisher has already begun to utilize this new technology. In addition, Stream Hatchet has continued to grow its expanding client list, including StreamElements, the fastest growing provider of production, monetization, audience engagement, sponsorship, and influencer marketing tools and services for livestreams across Twitch, YouTube Live, Facebook Gaming, and Trovo.

●	UMG Gaming - UMG Gaming’s greatly enhanced production of Microsoft’s Gears Esports competition series debuted on the official Xbox Channel, driving over 250,000 of hours watched within the first split. In addition, Thrustmaster, a leading peripheral manufacturer, has joined Gears Esports, naming the ESWAP x PRO CONTROLLER as the official controller of Gears Esports, as well as taking title sponsorship of Play of the Day moments.

●	Eden Games - Eden continues to extend its expertise in mobile gaming’s motorsport category, beginning development on a variety of different racing experiences with major game partners. In addition, Eden has received substantial interest from numerous parties since announcing its strategic process.

●	Winview - Since releasing, Pregame, a game mode that enables players to compete in game-of-skill contests prior to the start of a live sporting event, thus complementing its live play-along experience, player engagement has increased by 30%+.

The Company also announced the addition of highly respected private equity fund manager Stu Porter, CEO of Denham Capital, and one of the Company’s largest investors, to its board of directors.

Additionally, the Company will host a conference call on Thursday January 13, 2022 at 4:30 p.m. Eastern Time to discuss its financial results in further detail. The conference call can be accessed at 877-407-0784 or for international callers at +1-201-689-8560

Engine Gaming and Media, Inc.

Interim Condensed Consolidated Statements of Financial Position	November 30, 2021		August 31, 2021
	$		$

ASSETS
Current
Cash		9,678,803		15,305,996
Restricted cash		360,372		331,528
Accounts and other receivables		10,061,734		8,646,807
Government remittances		1,195,102		1,070,216
Publisher advance, current		3,055,401		3,197,102
Prepaid expenses and other		2,707,176		3,006,033
		27,058,588		31,557,682
Non-Current
Publisher advance, non-current		575,651		1,337,116
Investment at FVTPL		2,629,851		2,629,851
Property and equipment		389,104		403,811
Goodwill		18,466,209		18,495,121
Intangible assets		11,528,591		12,482,244
Right-of-use assets		490,582		557,022
		34,079,988		35,905,165
		61,138,576		67,462,847

LIABILITIES
Current
Accounts payable		9,610,276		10,403,665
Accrued liabilities		8,568,864		5,722,470
Players liability account		360,372		331,528
Deferred revenue		1,759,166		2,644,948
Lease obligation, current		198,663		222,583
Long-term debt, current		69,507		96,664
Promissory notes payable		753,652		821,948
Warrant liability		1,851,311		4,868,703
Convertible debt, current		2,557,504		914,427
Arbitration reserve		3,728,278		6,468,330
		29,457,593		32,495,266

Convertible debt, non-current		5,628,060		9,037,069
Lease obligation, non-current		325,631		364,968
		5,953,691		9,402,037
		35,411,284		41,897,303

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital		123,422,989		122,741,230
Contributed surplus		18,459,260		17,819,933
Foreign currency translation reserve		(2,154,607)		(2,324,025)
Deficit		(114,168,493)		(112,814,973)
		25,559,149		25,422,165
Non-controlling interest		168,143		143,379
		25,727,292		25,565,544
		61,138,576		67,462,847

Engine Gaming and Media, Inc.

	For the three months ended
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	November 30, 2021		November 30, 2020
CONTINUING OPERATIONS	$		$
REVENUE
Games development		2,102,126		499,955
Direct to consumer		32,850		49,832
Software-as-a-service		2,080,710		1,436,997
Advertising		10,042,734		5,122,090
Professional services		91,058		357,517
		14,349,478		7,466,391
EXPENSES
Salaries and wages		5,000,546		3,777,476
Consulting		1,318,638		895,952
Professional fees		738,793		685,852
Revenue sharing expense		8,966,736		4,491,427
Sponsorships and tournaments		449,086		364,229
Advertising and promotion		512,365		859,826
Office and general		1,589,803		705,819
Technology expenses		731,071		580,854
Amortization and depreciation		1,042,847		1,416,140
Share-based payments		1,321,038		1,088,638
Interest expense		214,608		408,089
Loss on foreign exchange		166,251		(37,249)
Transaction costs		7,119		-
Non-operational professional fees		974,447		-
Arbitration settlement reserve		(2,740,052)		-
Change in fair value of warrant liability		(2,941,546)		(4,759,776)
Change in fair value of convertible debt		(1,683,172)		1,323,745
		15,668,578		11,801,022
ASSOCIATES
Share of net loss of associate		-		66,686
Net loss for the year before discontinued operations		(1,319,100)		(4,401,317)
DISCONTINUED OPERATIONS
Loss on disposal of Motorsports		-		(678,931)
Loss from discontinued operations		(9,656)		(950,215)
Net loss		(1,328,756)		(6,030,463)

Net (income) loss attributable to non-controlling interest		(24,764)		31,030
Net loss attributable to owners of the Company		(1,353,520)		(5,999,433)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		169,418		133,845
Comprehensive loss for the year		(1,184,102)		(5,865,588)
LOSS PER SHARE
Basic loss per share - continuing operations		(0.09)		(0.57)
Basic loss per share - discontinued operations		(0.00)		(0.21)
Basic and diluted loss per share		(0.09)		(0.78)
Weighted average number of shares outstanding - Basic		15,565,638		7,699,907

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three months ended November 30, 2021 and 2020, respectively.

	For the three months ended
	November 30, 2021		November 30, 2020
	$		$

Net loss attributable to owners of the Company		(1,353,520)		(5,999,433)
Interest expense		214,608		408,089
Amortization and depreciation		1,042,847		1,416,140
Share-based payments		1,321,038		1,088,638
Loss on foreign exchange		166,251		(37,249)
Transaction costs		7,119		-
Non-operational professional fees		974,447		-
Arbitration settlement reserve		(2,740,052)		-
Change in fair value of warrant liability		(2,941,546)		(4,759,776)
Change in fair value of convertible debt		(1,683,172)		1,323,745
Share of net loss of associate		-		66,686
Loss on disposal of Motorsports		-		678,931
Loss from discontinued operations		9,656		950,215
Adjusted EBITDA		(4,982,324)		(4,864,014)

This earnings release should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes that will be made available on Engine’s investor relations site on January 14, 2022 which can be found at https://ir.enginemediainc.com/.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869